RESORTS WORLD BHD.
(Incorporated in Malaysia under Company No: 58019-U)

Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur.
P.O. Box 12745, 50788 Kuala Lumpur, Malaysia.
Tel: 03-21613833, 2023833 Fax: 03-2022633
Telex: MA 30022 Cable: Gentotel-Kuala Lumpur

02015809

22 February 2002

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

RECEIVED
MAR 08 2002
143

BY COURIER

SUPPL

Dear Sirs

RESORTS WORLD BHD.
EXEMPTION NO. 82-3229

We enclose a copy of the announcement made by Commerce International Merchant Bankers Berhad on behalf of the Company in respect of the following matters for filing pursuant to exemption no. 82-3229 granted to the Company under Rule 12g3-2(b) of the Securities Exchange Act of 1934.

a. Proposed Executive Share Option Scheme for Eligible Executives and Executive Directors of Resorts World Bhd ("RWB") and its subsidiaries; and

b. Proposed Amendment to Article 86 of the Articles of Association of RWB.

PROCESSED
MAR 27 2002
THOMSON
FINANCIAL

Yours faithfully
RESORTS WORLD BHD.

TAN WOOI MENG
Group Company Secretary

dlw 3/13

Encls...
F:\USERS\SEC\ROZITA\LETTERS\SECDCF.USA.doc

Form Version 2.0

General Announcement

Reference No **MM-020221-61304**

Submitting Merchant Bank (if applicable)	:	**COMMERCE INTERNATIONAL MERCHANT BANKERS BERHAD**
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**RESORTS WORLD BHD**
* Stock name	:	**RESORTS**
* Stock code	:	**4715**
* Contact person	:	**LEE CHEE KHOON**
* Designation	:	**ASSISTANT MANAGER**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

RESORTS WORLD BHD ("RWB")

PROPOSED EXECUTIVE SHARE OPTION SCHEME FOR ELIGIBLE EXECUTIVES AND EXECUTIVE DIRECTORS OF RESORTS WORLD BHD AND ITS SUBSIDIARIES; AND

PROPOSED AMENDMENT TO ARTICLE 86 OF THE ARTICLES OF ASSOCIATION OF RESORTS WORLD BHD

(COLLECTIVELY KNOWN AS THE "PROPOSALS")

* **Contents :-**

On behalf of RWB, Commerce International Merchant Bankers Berhad is pleased to announce that the shareholders of RWB have approved the resolutions pertaining to the Proposals at the Extraordinary General Meeting of the Company held on 21 February 2002.

This announcement is dated 21 February 2002.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

COMMERCE INTERNATIONAL MERCHANT BANKERS BERHAD 18417-M

RESORTS WORLD BHD.
(Incorporated in Malaysia under Company No: 58019-U)

Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur.
P.O. Box 12745, 50788 Kuala Lumpur, Malaysia.
Tel: 03-21613833, 2023833 Fax: 03-2022633
Telex: MA 30022 Cable: Gentotel-Kuala Lumpur

27 February 2002

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

BY FAX/COURIER

Dear Sirs

RESORTS WORLD BHD.
EXEMPTION NO. 82-3229

We enclose a copy each of the following announcements for filing pursuant to exemption no. 82-3229 granted to the Company under Rule 12g3-2(b) of the Securities Exchange Act of 1934:

(i) Quarterly Report comprising the Income Statement, Balance Sheet and Explanatory Notes for the fourth quarter ended 31 December 2001 and the Audited Results of the Group for the financial year ended 31 December 2001; and

(ii) appointment of Tan Sri Dato' Dr Lin See Yan as an Additional Director of the Company.

Yours faithfully
RESORTS WORLD BHD.

TAN WOOI MENG
Group Company Secretary

Encls...
F:\USERS\SEC\ROZITA\LETTERS\SECDCF.USA.doc

Form Version 2.0

Financial Result Announcement

Ownership transfer to **RESORTS WORLD/EDMS/KLSE** on **27-02-2002 05:18:25 PM**
Reference No **RW-020227-30267**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**RESORTS WORLD BHD**
* Stock name	:	**RESORTS**
* Stock code	:	**4715**
* Contact person	:	**TAN WOOI MENG**
* Designation	:	**GROUP COMPANY SECRETARY**

*** Financial Year End** : **31-12-2001**

*** Quarter** : ○ 1 Qtr ○ 2 Qtr ○ 3 Qtr ● 4 Qtr ○ Other

Quarterly report on consolidated results for the financial period ended * 31-12-2001.

*** The figures ○ have been audited ● have not been audited.**

CONSOLIDATED INCOME STATEMENT

			INDIVIDUAL PERIOD		CUMULATIVE PERIOD	
			CURRENT YEAR QUARTER	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE	PRECEDING YEAR CORRESPONDING PERIOD
		*	31-12-2001	31-12-2000	31-12-2001	31-12-2000
			[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000
1	(a)	Revenue	693,759	684,395	2,503,131	2,337,926
	(b)	Investment income	606	3,618	3,963	10,180
	(c)	Other income	2,367	24,385	10,389	71,125
2	(a)	Profit/(loss) before finance cost, depreciation and amortisation, exceptional items, income tax, minority interests and extraordinary items	333,833	258,962	1,030,089	886,602
	(b)	Finance Cost	-24,367	-30,459	-117,796	-69,295
	(c)	Depreciation and amortisation	-67,091	-40,677	-192,900	-159,315
	(d)	Exceptional items	-9,201	-1,120,099	-97,873	-1,255,064
	(e)	Profit/(loss) before income tax, minority interests and extraordinary items	233,174	-932,273	621,520	-597,072
	(f)	Share of profits and losses of associated companies	-76,158	-87,340	-16,052	-49,573

(g)	Profit/(loss) before income tax, minority interests and extraordinary items after share of profit and losses of associated companies	157,016	-1,019,613	605,468	-646,645
(h)	Income tax	-76,436	-51,755	-253,937	-229,483
(i) (i)	Profit/(loss) after income tax before deducting minority interests	80,580	-1,071,368	351,531	-876,128
(ii)	Minority interests	56	258	395	-444
(j)	Pre-acquisition profit/(loss), if applicable	0	0	0	0
(k)	Net Profit/(loss) from ordinary activities attributable to members of the company	80,636	-1,071,110	351,926	-876,572
(l) (i)	Extraordinary items	0	0	0	0
(ii)	Minority interests	0	0	0	0
(iii)	Extraordinary items attributable to members of the company	0	0	0	0
(m)	Net profit/ (loss) attributable to members of the company	80,636	-1,071,110	351,926	-876,572
3	Earnings per share based on 2(m) above after deducting any provision for preference dividends, if any :				
(a)	Basic (based on ordinary shares - sen)	7.40	-98.10	32.20	-80.30
(b)	Fully diluted (based on ordinary shares - sen)	7.40	-98.10	32.20	-80.30
4 (a)	Dividend per share (sen)	8.00	8.00	16.00	16.00
(b)	Dividend Description	FINAL			

		AS AT END OF CURRENT QUARTER	AS AT PRECEDING FINANCIAL YEAR END
5)	Net tangible assets per share (RM)	2.9800	2.7700

Remark :

The figures for the cumulative period have been audited.

Resorts World Bhd web site : http://www.genting.com.my

Please attach the full Financial Result Announcement here :

Kindly note that only attachment prepared using Microsoft Word and Microsoft Excel are to be attached.

4Q2001-ANM(V1).doc

RESORTS WORLD BHD

(Incorporated in Malaysia under Company No. 58019-U)
Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur. P.O. Box 10937
50930 Kuala Lumpur, Malaysia. Tel: 03-21612288, Fax: 03-21615304 Telex: MA 30022.
Website: http://www.genting.com.my

FOURTH QUARTERLY REPORT

Quarterly report on consolidated results for the financial year ended 31 December 2001.
The figures for cumulative period have been audited.

CONSOLIDATED INCOME STATEMENT

			UNAUDITED INDIVIDUAL QUARTER		AUDITED CUMULATIVE PERIOD	
			Current year quarter 31.12.2001	Preceding year corresponding quarter 31.12.2000	Current year-to-date 31.12.2001	Preceding year corresponding period 31.12.2000
			RM'000	RM'000	RM'000	RM'000
1.	(a)	Revenue	**693,759**	684,395	**2,503,131**	2,337,926
	(b)	Investment income	**606**	3,618	**3,963**	10,180
	(c)	Other income	**2,367**	24,385	**10,389**	71,125
2.	(a)	Profit/(loss) before finance cost, depreciation and amortisation, exceptional items, income tax, minority interests and extraordinary items	**333,833**	258,962	**1,030,089**	886,602
	(b)	Finance cost	**(24,367)**	(30,459)	**(117,796)**	(69,295)
	(c)	Depreciation and amortisation	**(67,091)**	(40,677)	**(192,900)**	(159,315)
	(d)	Exceptional items	**(9,201)**	(1,120,099)	**(97,873)**	(1,255,064)
	(e)	Profit/(loss) before income tax, minority interests and extraordinary items	**233,174**	(932,273)	**621,520**	(597,072)
	(f)	Share of profits and losses of associated company	**(76,158)**	(87,340)	**(16,052)**	(49,573)

			UNAUDITED INDIVIDUAL QUARTER		AUDITED CUMULATIVE PERIOD	
			Current year quarter 31.12.2001 RM'000	**Preceding year corresponding quarter 31.12.2000 RM'000**	**Current year-to - date 31.12.2001 RM'000**	**Preceding year corresponding period 31.12.2000 RM'000**
2.	(g)	Profit/(loss) before income tax, minority interests and extraordinary items after share of profits and losses of associated company	**157,016**	(1,019,613)	**605,468**	(646,645)
	(h)	Income tax	**(76,436)**	(51,755)	**(253,937)**	(229,483)
	(i)	(i) Profit/(loss) after income tax before deducting minority interests	**80,580**	(1,071,368)	**351,531**	(876,128)
		(ii) Minority interests	**56**	258	**395**	(444)
	(j)	Pre-acquisition profit/(loss), if applicable	**0**	0	**0**	0
	(k)	Net profit/(loss) from ordinary activities attributable to members of the company	**80,636**	(1,071,110)	**351,926**	(876,572)
	(l)	(i) Extraordinary items	**0**	0	**0**	0
		(ii) Minority interests	**0**	0	**0**	0
		(iii) Extraordinary items attributable to members of the company	**0**	0	**0**	0
	(m)	Net profit/(loss) attributable to members of the company	**80,636**	(1,071,110)	**351,926**	(876,572)

			UNAUDITED INDIVIDUAL QUARTER		AUDITED CUMULATIVE PERIOD	
			Current year quarter	Preceding year corresponding quarter	Current year-to - date	Preceding year corresponding period
			31.12.2001	31.12.2000	31.12.2001	31.12.2000
			RM'000	RM'000	RM'000	RM'000
3	(a)	Earnings per share based on 2(m) above after deducting any provision for preference dividends, if any:				
		(i) Basic (based on 1,091,843,334 ordinary shares) (sen)	**7.4**	(98.1)	**32.2**	(80.3)
		(ii) Fully diluted (based on 1,091,843,334 ordinary shares) (sen)	**7.4**	(98.1)	**32.2**	(80.3)
4	(a)	Dividend per share (sen)	**8.0**	8.0	**16.0**	16.0
	(b)	Dividend description	**Final of 8.0 sen per ordinary share less 28% tax**	Final of 8.0 sen per ordinary share less 28% tax	**Interim of 8.0 sen and final of 8.0 sen per ordinary share less 28% tax**	Interim of 8.0 sen and final of 8.0 sen per ordinary share less 28% tax

Resorts World Bhd
Consolidated Balance Sheet

		Audited As at current financial year end 31.12.2001 RM'000	Audited As at preceding financial year end 31.12.2000 RM'000
ASSETS			
1.	PROPERTY, PLANT AND EQUIPMENT	3,261,413	2,915,291
2.	REAL PROPERTY ASSETS	202,527	202,136
3.	ASSOCIATED COMPANY	1,591,935	1,564,946
4.	INVESTMENTS	3,631	110,390
5.	OTHER LONG TERM ASSETS		
	Trade and other receivables	12,094	10,082
6.	CURRENT ASSETS		
	Property development	24,070	26,575
	Inventories	16,963	14,878
	Trade and other receivables	75,228	82,375
	Amount due from associated company	659	3,953
	Amount due from other related companies	2,990	9,608
	Short term investments	260,013	251,260
	Bank balances and deposits	281,204	138,073
		661,127	526,722
7.	LESS CURRENT LIABILITIES		
	Trade and other payables	445,583	380,562
	Amount due to holding company	117,281	698,592
	Amount due to other related companies	50,273	50,487
	Short term borrowings	0	382,888
	Taxation	200,459	266,371
	Dividends	62,890	62,890
		876,486	1,841,790
8.	NET CURRENT LIABILITIES	(215,359)	(1,315,068)
		4,856,241	3,487,777
FINANCED BY:			
9.	SHAREHOLDERS' EQUITY		
	SHARE CAPITAL	545,922	545,922
	RESERVES		
	Share premium	33,333	33,333
	Other reserves	4,429	4,429
	Unappropriated profit	2,666,015	2,439,869
		3,249,699	3,023,553
10.	MINORITY INTERESTS	10,063	10,458
11.	LONG TERM LIABILITIES		
	Long term borrowings	1,079,200	319,200
	Loan from holding company	374,870	0
	Other long term liability	19,735	13,011
	Deferred taxation	26,271	21,529
	Provision for retirement gratuities	96,403	100,026
	TOTAL LONG TERM LIABILITIES	1,596,479	453,766
		4,856,241	3,487,777
12.	NET TANGIBLE ASSETS PER SHARE	RM 2.98	RM 2.77

NOTES TO THE QUARTERLY REPORT

1. The accounting policies and methods of computation adopted for the quarterly financial statements are consistent with those adopted for the audited financial statements for the year ended 31 December 2000.

2. The exceptional items for the current year quarter and financial year-to-date were due to the charges relating to investments.

3. There are no extraordinary items for the current year quarter and financial year-to-date .

4. Taxation charges for the current financial year-to-date is as follows:

	Current financial year-to-date RM'000	**Preceding financial year-to-date RM'000**
Current Taxation		
Malaysian taxation	**237,564**	209,689
Foreign taxation	**376**	893
	237,940	210,582
Under/(Over) provision in respect of prior years	**8,858**	(3,100)
	246,798	207,482
Deferred Taxation	**4,742**	3,382
Share of tax in associated company	**2,397**	18,619
	253,937	229,483

The effective tax rates of the Group for the current year quarter and current financial year-to-date are higher than the statutory tax rate mainly due to unabsorbed tax losses of certain subsidiary companies, non-deductibility of charges relating to investments and certain expenses for tax purposes.

5. The results for the current quarter and current financial year-to-date do not include any profit or loss on sale of unquoted investments and properties which are not in the ordinary course of business.

6. (a) The dealings in quoted securities for the current year quarter and financial year-to-date are as follows:

	Current year quarter RM'000	**Current financial year-to-date RM'000**
Total purchases at cost	-	7,462
Total disposal proceeds	-	86,030
Total loss on disposals	-	2,577

(b) The details of the investments in quoted shares excluding associated company, as at 31 December 2001 are as set out below:

	RM'000
Total investments at cost	199,670
Total investments at book value	106,425
Total investments at market value	106,425

7. There have been no material changes in the composition of the Company and of the Group for the current year quarter and financial year-to-date.

8. (a) On 28 August 2001, the Company, through Commerce International Merchant Bankers Berhad ("CIMB") announced its proposal to implement a new executive share option scheme ("ESOS") for eligible executives and Executive Directors of the Company and its subsidiaries.

The maximum number of shares to be offered under the proposed ESOS shall not exceed 5% of the issued and paid-up share capital of the Company at the time of offer. The proposed ESOS shall be for a period of 10 years.

On 29 November 2001, the Securities Commission ("SC") approved the proposed ESOS, subject to the following conditions being met:

(i) A copy of the By-Laws of the ESOS to be furnished to SC; and

(ii) A letter of confirmation from CIMB stating that all the SC's conditions have been complied with, the By-Laws do not conflict with SC's Guidelines on ESOS and the proposed ESOS has been approved by all other relevant parties and has complied with all their conditions.

An Extraordinary General Meeting was convened on 21 February 2002, whereat the shareholders of the Company approved the proposed ESOS.

As at 21 February 2002, the following are still outstanding:

(i) Conditions imposed by the SC as stated in (i) and (ii) above; and

(ii) The approval of the Kuala Lumpur Stock Exchange for the listing of and quotation for the new ordinary shares to be issued pursuant to the exercise of the options under the proposed ESOS.

(b) On 28 November 2001, the Company through CIMB announced its proposal to seek its shareholders' approval to amend Article 86 of the Articles of Association of the Company to increase the maximum number of Directors from eight to twelve.

The Circular setting out the details of the above proposal was circulated to shareholders of the Company on 29 January 2002.

An Extraordinary General Meeting was convened on 21 February 2002, whereat the shareholders of the Company approved the proposed amendment to Article 86 of the Articles of Association of the Company.

9. There were no issuance and repayment of debt and equity securities, shares buy-back, shares cancellation, shares held as treasury shares and resale of treasury shares for the current financial year-to-date.

10. The details of the Group's borrowings are as set out below:

		31.12.2001	
		Foreign currency '000	RM Equivalent '000
Short term borrowing denominated in Ringgit Malaysia	Unsecured	-	105,000
Long-term borrowings	Unsecured	SGD 100,000	220,400
Long-term borrowings	Unsecured	USD 226,000	858,800
Long-term borrowing denominated in Ringgit Malaysia	Unsecured	-	374,870
			1,454,070

Borrowings denominated in Ringgit Malaysia represent loan from holding company, Genting Berhad. Short term borrowings denominated in Ringgit Malaysia forms part of the amount due to the holding company.

11. There are no changes in contingent liabilities since the last financial year ended 31 December 2000 and up to 20 February 2002.

12. As at 20 February 2002, the Group has the following financial instruments with off balance sheet risks:

(a) Singapore Dollar ("SGD")/US Dollar ("USD") Cross-Currency Swap ("CCS")

On 26 May 2000, the Group issued Euro Medium Term Notes ("Notes") of SGD100 million at fixed interest rate. These Notes are due to mature on 26 May 2003.

The Group then entered into 2 CCS agreements, first on the issue date of the Notes and the second on 3 August 2000. The effects of the 2 CCS agreements are to convert the entire issue of SGD Notes into a fixed rate USD liability.

The swaps terminate on the maturity of the loan, i.e. 26 May 2003.

(b) USD Interest Rate Swap ("IRS")

(i) On 16 June 2000, the Group also issued Notes for USD26 million at floating interest rate based on SIBOR. These Notes are due to mature on 16 June 2003.

The Group entered into an IRS agreement on 8 August 2000 and the effect of this transaction is to effectively fix the interest rate payable on the entire loan principal of USD26 million.

The swaps terminate on the maturity of the loan, i.e. 16 June 2003.

(ii) On 25 April 2001, the Group had drawn down a loan amounting to USD200 million which was subjected to a floating interest rate based on LIBOR.

Subsequently, the Group entered into IRS agreements as follows:

Currency	Contract Amounts '000	Date of Transactions	Maturity Dates
US Dollars	30,000	13/08/2001	25/04/2003 to 25/04/2006
US Dollars	30,000	16/08/2001	25/04/2003 to 25/04/2006
US Dollars	20,000	22/08/2001	25/04/2003 to 25/04/2006
US Dollars	20,000	30/08/2001	25/04/2003 to 25/04/2006

The effect of the above swaps is to effectively fix the interest rate payable on that tranche of the loan with effect from 25 October 2001 and up to their respective maturity dates as set out above. The Group intends to enter into further interest rate swaps to convert the remaining portion of the loan of USD100 million from a floating rate to a fixed rate of interest.

(c) Foreign Currency Contracts

Currency	Contract Amounts '000	Date of Transactions	Expiry Dates
US Dollars	12,024	28/08/2001 to 28/01/2002	26/02/2002 to 16/12/2002

As foreign currency contracts are entered into to hedge the Group's commitments in foreign currencies, the contracted rates will be used to translate the underlying foreign currency transactions into Ringgit Malaysia. The above contracts are entered into with licensed banks.

These instruments are executed with creditworthy financial institutions and the Directors are of the view that the possibility of non-performance by these financial institutions is remote on the basis of their financial strength.

Derivative financial instruments, which include interest rate swap and currency swap agreements, are used in the Group's risk management of foreign currency and interest rate risk exposures of its financial liabilities.

The Group uses interest rate swap and currency swap agreements in order to limit the Group's exposure in relation to underlying debt instruments resulting from adverse fluctuations in interest rates or foreign currency exchange rates and to diversify sources of funding.

Hedge accounting principles are applied for the accounting of the underlying exposures and their respective hedge derivative instruments. The related interest differentials paid or received under the swap agreements are recognised over the terms of the agreements in interest expense. The underlying foreign currency liabilities, which have been effectively hedged by currency swap agreements, and designated as a hedge, are translated in the respective hedged currencies, at their prevailing rates as at the reporting date.

13. There are no pending material litigations as at 20 February 2002.

14. Segment analysis for the current financial year-to-date.

	Revenue		Profit /(Loss) Before Income Tax		Assets Employed	
	Current year-to-date	Preceding year correspon-ding period	Current year-to-date	Preceding year correspon-ding period	Current year-to-date	Preceding year correspon-ding period
	31.12.2001 RM' 000	31.12.2000 RM' 000	31.12.2001 RM' 000	31.12.2000 RM' 000	31.12.2001 RM' 000	31.12.2000 RM' 000
By Activity						
Leisure & hospitality	**2,400,526**	2,172,228	**823,482**	691,395	**3,317,784**	2,911,251
Properties	**6,345**	42,166	**2,050**	(4,264)	**424,991**	442,721
	2,406,871	2,214,394	**825,532**	687,131	**3,742,775**	3,353,972
Investment in an associated company	**1,883,682**	1,384,238	**(16,052)**	(49,573)	**1,591,935**	1,564,946
	4,290,553	3,598,632	**809,480**	637,558	**5,334,710**	4,918,918
Non Segment Items						
Interest bearing investments/ borrowings	**0**	0	**(107,407)**	1,830	**272,000**	67,667
Equity invest-ments & others	**96,260**	123,532	**(96,605)**	(1,286,033)	**126,017**	342,982
	4,386,813	3,722,164	**605,468**	(646,645)	**5,732,727**	5,329,567
Adjustment relat-ing to share of operating revenue of associated co.	**(1,883,682)**	(1,384,238)	**0**	0	**0**	0
	2,503,131	2,337,926	**605,468**	(646,645)	**5,732,727**	5,329,567

15. The fourth quarter ended 31 December 2001 reported a profit before taxation, minority interests and extraordinary items for the Group of RM157.0 million compared to RM196.6 million in the preceding quarter. The decrease was mainly due to losses from Star Cruises Limited ("SCL"), an associated company, of RM76.2 million compared to a share of profit from SCL in the preceding quarter of RM54.9 million. Excluding the results of SCL, the Group's profit before income tax, minority interests and extraordinary items was RM233.2 million compared to RM141.7 million in the preceding quarter. The higher profit was mainly due to higher visitor arrivals during the current quarter compared to the preceding quarter.

16. The Group registered revenue and profit before income tax of RM693.8 million and RM157.0 million respectively for the current fourth quarter compared to revenue and loss before income tax of RM684.4 million and RM1,019.6 million respectively for the corresponding quarter in 2000. The higher revenue and profit registered in the current quarter as compared to the corresponding quarter in 2000 was mainly attributable to higher visitor arrivals. The loss before income tax of the corresponding quarter in 2000 was mainly due to the exceptional charges which mainly comprised goodwill written off of RM1,047.2 million arising from the subscription of new equity shares in SCL and loss on disposal of NCL Holding ACA ("NCL") shares amounted to RM109.9 million.

The Group registered revenue and profit before income tax of RM2,503.1 million and RM605.5 million respectively for the current financial year ended 31 December 2001 compared to revenue and loss before income tax of RM2,337.9 million and RM646.6 million respectively for the corresponding financial year ended 31 December 2000. The improved revenue and profit for the current financial year was mainly due to the better performance of leisure and hospitality segment and lower charges relating to investment of RM97.9 million. The improved performance of the leisure and hospitality segment was mainly due to the increase in visitor arrivals. The increase in visitor arrivals was mainly due to the opening of additional hotel rooms in the new First World Hotel since December 2000 and better accessibility due to the completion of the upgrading of the highway from the foothills at Genting Sempah to the peak of the resort. The loss before income tax of the corresponding financial year ended 31 December 2000 was mainly due to the exceptional charges during the year which comprised goodwill written off of RM1,047.2 million arising from the subscription of new equity shares in SCL, allowance for diminution in value of short-term quoted shares amounted RM98.0 million and loss on disposal of NCL shares amounted RM109.9 million.

17. There has not arisen in the interval between 31 December 2001 and 20 February 2002, any item, transaction or event of a material and unusual nature likely, in the opinion of the Directors, to affect substantially the results of the operations of the Company and of the Group.

18. The business operations of the Group's leisure and hospitality division are subject to seasonal fluctuations. The results are affected by major festive seasons and holidays.

19. Barring unforeseen circumstances, the Directors are of the opinion that the Group's performance is expected to be satisfactory for the year 2002.

20. The Group did not issue any profit forecast or profit guarantee for the year.

21. (a) i) A final ordinary dividend for the financial year ended 31 December 2001 has been recommended by the Directors for approval by shareholders.

ii) The recommended final dividend, if approved, for the financial year ended 31 December 2001 will amount to 8.0 sen per ordinary share of 50 sen each, less 28% tax.

iii) The final dividend declared and paid for the previous year's corresponding period amounted to 8.0 sen per ordinary share of 50 sen each, less 28% tax.

iv) The date of payment of the recommended final dividend shall be determined by the Directors and announced at a later date.

(b) Total dividend payable for the current financial year ended 31 December 2001, including the recommended final dividend, if approved, will amount to 16.0 sen per ordinary share of 50 sen each, less 28% tax.

22. As at 31 December 2001, the Company has 1,502,000 unissued ordinary shares outstanding under The Resorts World Employees' Share Option Scheme (RWBESOS). In accordance with the provision laid down by the Malaysian Accounting Standard Board ("MASB") No.13 on Earnings Per Share, share options are dilutive when they are issued for no consideration or where a portion of the outstanding share options are deemed dilutive in situations where the exercise price of the options is below its fair value.

Since the exercise price of the RWBESOS is above the fair value of the Company's shares for the current quarter and the current financial year-to-date, the options are deemed non dilutive.

BY ORDER OF THE BOARD

TAN SRI LIM GOH TONG
Chairman and Chief Executive
RESORTS WORLD BHD

27 February 2002

Form Version 2.0

Change in Boardroom/Chief Executive Officer

Ownership transfer to **RESORTS WORLD** on **27-02-2002 11:17:11 AM**
Reference No **RW-020227-20B7F**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**RESORTS WORLD BHD**
* Stock name	:	**RESORTS**
* Stock code	:	**4715**
* Contact person	:	**MR TAN WOOI MENG**
* Designation	:	**GROUP COMPANY SECRETARY**

* Date of change	:	**27-02-2002**
* Type of change	:	**Appointment**
	:	● **Boardroom** ○ **Chief Executive Officer**
* Designation	:	**Director**
* Directorate	:	○ **Executive** ● **Independent & Non Executive** ○ **Non Independent & Non Executive**
* Name	:	**Tan Sri Dato' Dr Lin See Yan**
* Age	:	**62**
* Nationality	:	**Malaysian**
* Qualifications	:	**1. B.A. in Economics, Statistics and Philosophy from University of Malaya, Singapore** **2. B.A. (Hons) in Economics from University of Malaya, Singapore** **3. M.P.A. in Finance from Harvard University, USA** **4. M.A. in Money & Banking from Harvard University, USA** **5. Ph.D. in Economics from Harvard University, USA** **6. Ph.D. in Economics (Hon) from University Utara Malaysia** **7. Fellow, Institute of Statisticians, London (F.I.S.)** **8. Chartered Statistician, London (C. Stat.)** **9. Fellow, The Royal Statistical Society, London (F.R.S.S.)** **10. Fellow, IMF Institute** **11. Eisenhower Fellow** **12. Fellow, Institute of Bankers, Malaysia (F.I.B.M.)** **13. Honorary Fellow, Malaysian Insurance Institute (F.M.I.I.)** **14. Distinguished Fellow, Institute of Strategic and International Studies (I.S.I.S.) Malaysia** **15. Fellow, Malaysian Institute of Management (MIM)** **16. Fellow, Malaysian Economic Association (MEA)**

* Working experience and occupation : **Chairman and CEO, LIN Associates**
Chairman, Sains Bumi Inisiatif

Tan Sri Dato' Dr. Lin is an independent strategic and financial Consultant. Prior to 1998, he was Chairman/President and CEO of Pacific Bank and for 14 years previously, Deputy Governor of Bank Negara Malaysia (the Central Bank), having been a central banker for 34 years. He recently retired from the Board of Khazanah Nasional (including Chairman of its EXCO), the holding company of the Government's national assets, as well as some positions with the PNB Group (the nation's largest mutual fund) with whom he remains closely associated since its founding. Tan Sri continues to serve the public interest, including Member, National Economic Action Council (NEAC) Working Group; Chairman, Expert Group on Finance for Sustainable Development, UN Commission on Sustainable Development (New York) and Member of the UN Regional Roundtable of Eminent Persons, 2002 World Summit on Sustainable Development (Johannesburg); Pro-Chancellor, Universiti Sains Malaysia; and Trustee, Malaysia University for Science & Technology. In addition, he advises and sits on the Boards (including Executive/Audit Committees) of a number of publicly listed and private business enterprises in Malaysia, Singapore and Indonesia engaged in plantations, food and beverages, aquaculture, education, earth science, chemicals and petroleum products, automobiles, housing and property development, banking and insurance, e-commerce, venture capital and fund management. He is Governor, Asian Institute of Management, Manila, and member of the Harvard University Graduate School Alumni Council in Cambridge (USA) as well as Regional Director for Asia, Harvard Alumni Association, Harvard University. He is also Professor of Economics (Adjunct), Universiti Utara Malaysia, and Consultant, United Nations, New York. In addition, he is a Trustee of: Tun Ismail Ali Foundation (PNB); Harvard Club of Malaysia Foundation; and Malaysian Economic Association Foundation.

Professionally trained as a chartered statistician, Tan Sri is also a banker, economist and venture capitalist. He received 3 post-graduate degrees from Harvard University (including a Ph.D. in Economics) where he was a Mason Fellow and Ford Scholar, and where he continues to maintain close links; and was founding Deputy President of the Association of Harvard University Alumni Clubs of Asia (AHUACA). He is an Eisenhower Fellow and Fellow of the following professional organisations: IMF Institute (Washington D.C.); Royal Statistical Society (London); Malaysian Institute of Bankers; Malaysian Insurance Institute; Malaysian Institute of Management; and Malaysian Economic Association. He is also Distinguished Fellow, Institute of Strategic and International Studies. Tan Sri was honoured with 6 Royal Awards for services to the nation. Tan Sri consults, writes, publishes and lectures widely in Malaysia and overseas.

*	Directorship of public companies (if any) :	**1. Fraser & Neave Holdings Bhd (Group)** **2. Kumpulan Guthrie Bhd** **3. Ancom Berhad (Group)** **4. Perusahaan Otomobil Nasional Berhad (Group)** **5. Bank Industri & Teknologi Malaysia Bhd**
*	Family relationship with any director and/or major shareholder of the listed issuer :	**None**
*	Details of any interest in the securities of the listed issuer or its subsidiaries :	**None**
*	Compliance with Paragraph 15.02 of the Listing Requirements :	● **Yes** ○ **No**
	Remarks :	